Exhibit 99.1

News Release

For Immediate Release

Stantec reports solid second quarter 2011 results

EDMONTON, AB (August 4, 2011) TSX, NYSE:STN

Today Stantec announced solid results for the second quarter of 2011, with gross revenue increasing 11.1% to C$412.3 million from C$371.1 million in the second quarter of 2010, net revenue increasing 12.7% to C$342.3 million from C$303.8 million, net income increasing 8.0% to C$25.7 million from C$23.8 million, and diluted earnings per share increasing 7.7% to C$0.56 from C$0.52.

“Our performance in the second quarter of 2011 was in line with our expectations at the end of the first quarter,” says Bob Gomes, Stantec president and chief executive officer. “Thanks to the continuing support of our clients and staff, we are on track and expect consistent performance during the remainder of the year.”

Major projects awarded to Stantec or under way in the second quarter included, in the Buildings area, a contract to assist major retailer Target with the rollout of its Canadian stores over the next few years. Stantec is providing multidiscipline services including architecture, interior design, structural, mechanical, and electrical engineering. In the Environment area, Stantec secured assignments to provide a variety of environmental compliance and regulatory support services for Talisman Energy’s unconventional gas developments, particularly in relation to its groundwater protection programs; waste management programs; and prevention and preparedness plans at sites in New York, Pennsylvania, and Texas. In the Industrial area, Stantec was chosen by QuadraFNX Mining Ltd. to carry out a prefeasibility study for a proposed nickel-copper mine near Sudbury, Ontario, following the completion of a scoping study in late 2010. This greenfield assignment will also involve preliminary engineering for two planned mine shafts. New projects in the Transportation area included the 2011 biennial inspections of the Bayonne and George Washington Bridges for the New York & New Jersey Port Authority. The Port Authority also selected Stantec to provide aeronautical civil and electrical engineering call-in services at any of its airports in the New York/New Jersey area, including the Newark Liberty International, John F. Kennedy International, Stewart International, Teterboro, and LaGuardia airports. Finally, new projects in the Urban Land area included an assignment to provide planning, landscape architecture, civil engineering, and transportation engineering services for the development of Wescott Park for the City of North Charleston, South Carolina. The new 57-acre park will contain a youth sports complex, complete with baseball fields, a training facility, boardwalks, playgrounds, picnic areas, an amphitheatre, and maintenance facilities.

Summary of activity in the quarter:
•
Compared to the second quarter of 2010, gross revenue was up 11.1% to C$412.3 million from C$371.1 million, and net revenue was up 12.7% to C$342.3 million from C$303.8 million. Net income was C$25.7 million, up 8.0% compared to C$23.8 million last year, and diluted earnings per share were C$0.56, up 7.7% from C$0.52.

•
Year-to-date gross revenue was up 10.5% to C$821.0 million from C$742.7 million, net revenue was up 13.1% to C$679.1 million from C$600.6 million, net income was up 23.4% to C$49.5 million from C$40.1 million, and diluted earnings per share were up 24.1% to C$1.08 from C$0.87.

•
During the second quarter, Stantec acquired the Caltech Group, a consulting engineering firm headquartered in Calgary, Alberta. Along with increasing staff by approximately 200, the acquisition will augment Stantec’s business in the oil and gas and power sectors throughout North America. Stantec also signed a letter of intent to acquire Minnesota-based Bonestroo, Inc. The engineering, planning, and environmental science firm has approximately 275 employees in eight offices in Minnesota, Wisconsin, and North Dakota.

•
During the second quarter, Stantec’s board of directors elected Mr. Aram H. Keith as its new chair. Mr. Keith has been a member of the board since 2005, when Stantec acquired The Keith Companies, Inc. He cofounded The Keith Companies in 1983 and served as its chief executive officer and board chair until its acquisition. Now retired, he serves on several non-profit boards and is very active in various philanthropic endeavors.

•
Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) today, August 4, 2011. Alternatively, these documents will be available to download from the Investors section of www.stantec.com or on request from Stantec free of charge.

Stantec’s second quarter conference call, being held today at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide the confirmation code 6733147 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary statements
Stantec’s gross revenue and net revenue are non-GAAP measures. For a definition and explanation of non-GAAP measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2010 Financial Review.

This press release contains forward-looking statements concerning Stantec’s future financial performance and proposed acquisition activities. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding and the risk that Stantec will not close proposed acquisitions when expected or at all.  Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section in our 2010 Financial Review and the Caution Regarding Forward-Looking Statements in our 2011 Second Quarter Report. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com

Media Contact Heena Chavda Stantec Media Relations Tel: (780) 917-7441 heena.chavda@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com
One Team. Integrated Solutions.